February 29, 2016

FILED VIA EDGAR

Mr. Jeff Long
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: WST Investment Trust (File Nos. 333-189704 and 811-22858)

Dear Mr. Long:

On behalf of WST Investment Trust (the “Trust”), this letter is being filed with the U.S. Securities and Exchange Commission (the “Commission”) via EDGAR Correspondence to respond to oral comments provided by you on February 11, 2016, in connection with the Commission staff’s (“Staff”) review of the annual report of the Trust as of August 31, 2015 pursuant to Section 408 of the Sarbanes-Oxley Act of 2002.

The Trust appreciates the opportunity to address the Staff’s comments. Set forth below are the Staff’s comments with respect to the Trust’s annual report in italicized text followed by the Trust’s response to each comment.

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1.            The Trust’s Quarterly Schedule of Portfolio Holdings as of May 31, 2015 filed with the Commission on Form N-Q (Accession No. 0001111830-15-000423) reflects that the WST Asset Manager – U.S. Bond Fund (the “Bond Fund”) held shares of the Eaton Vance Income Fund of Boston – Class A. Please explain why the Bond Fund invested in Class A shares of the Eaton Vance Income Fund of Boston when there are cheaper share classes available for purchase.

RESPONSE: The investment advisor to the Bond Fund (the “Advisor”) inadvertently invested the Bond Fund in Class A shares of the Eaton Vance Income Fund of Boston. The Bond Fund is no longer invested in Class A shares of the Eaton Vance Income Fund of Boston. In addition, the Advisor has reimbursed the Bond Fund for the difference in the operating expense between the Class A shares of the Eaton Vance Income Fund of Boston and the operating expense of the Class I shares of the Eaton Vance Income Fund of Boston covering the time period the Bond Fund was invested in Class A shares of the Eaton Vance Income Fund of Boston.

Ultimus Fund Solutions, LLC | 225 Pictoria Drive, Suite 450 | Cincinnati, OH 45246 | 513.587.3400 | fax 513.587.3450
www.ultimusfundsolutions.com

2.            The Trust’s Annual Shareholder Report as of August 31, 2015 filed with the Commission on Form N-CSR (Accession No. 0001111830-15-000853) and the Trust’s Quarterly Schedule of Portfolio Holdings as of November 30, 2015 filed with the Commission on Form N-Q (Accession No. 0001111830-16-001056) each reflect that the Bond Fund held more than 90% of its net assets in money market funds as of the date of the report. Please explain how such investments meet the Bond Fund’s investment objective.

RESPONSE: The Bond Fund’s prospectus states that to “achieve its investment objective, the Bond Fund will generally invest in a combination of” among other investments, U.S. Treasury debt obligations either directly or indirectly through investment companies or baskets of securities. The Bond Fund’s prospectus also states that the “Bond Fund may invest in all types of Cash Positions, such as money market instruments, U.S. Government obligations….” Further, the Bond Fund’s prospectus provides that the Bond Fund may “take temporary defensive positions that are inconsistent with the Fund’s principal investment strategies in an attempt to respond to adverse market, economic, political or other conditions.” In such circumstances, the Bond Fund’s Prospectus states that the Bond Fund may hold up to 100% of its portfolio in Cash Positions. The money market funds in question held by the Bond Fund primarily invested in treasury and government obligations. Therefore the Trust believes the Bond Fund’s investment in such money market funds was consistent with the terms of the Bond Fund’s Prospectus.

3.            The Trust’s Annual Shareholder Report as of August 31, 2015 filed with the Commission on Form N-CSR (Accession No. 0001111830-15-000853) reflects that the WST Asset Manager – U.S. Equity Fund (the “Equity Fund”, and together with the Bond Fund, the “Funds”) held 46.3% of its net assets in the Guggenheim S&P 500 Equal Weight Health Care ETF (the “Guggenheim ETF”). Please confirm that the Equity Fund was in compliance with Section 12 of the Investment Company Act of 1940 (the “1940 Act”).

In the future, please disclose in the footnotes to the Funds’ shareholder reports how a shareholder may get more information on the Guggenheim ETF or any other investment company holding that exceeds 25% of a Fund’s net assets.

RESPONSE: The Trust confirms that the Equity Fund was in compliance with Section 12 of the 1940 Act with respect to holding 46.3% of its net assets in the Guggenheim ETF as of August 31, 2015. In holding the 46.3% investment in the Guggenheim ETF, the Equity Fund is relying upon, among other things, Section 12(d)(1)(F) of the 1940 Act and an order for exemptive relief granted to the Guggenheim ETF by the Commission.

In the future, the Trust will disclose in the footnotes to the Funds’ shareholder reports how a shareholder may get more information on any investment company holding that exceeds 25% of a Fund’s net assets.

4.            The Trust’s Annual Shareholder Report as of August 31, 2015 filed with the Commission on Form N-CSR (Accession No. 0001111830-15-000853) reflects that the Bond Fund had a return of capital to shareholders as of August 31, 2015. Please confirm that the Bond Fund was in compliance with Section 19(a) of the 1940 Act.

RESPONSE: The Trust confirms that it was in compliance with Section 19(a) of the 1940 Act when it had a return of capital to shareholders as of August 31, 2015. The Bond Fund provided shareholders with a written statement which adequately disclosed the sources of dividend payments as required under Section 19(a) of the 1940 Act.

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The Trust has authorized me to acknowledge to you that:

•	The Trust is responsible for the adequacy and accuracy of the disclosure in Trust filings;

•	Commission or staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Thank you for your comments. Please contact the undersigned at (513) 346-4190 if you have any questions.

Sincerely,

/s/ Patricia M. Plavko

Patricia M. Plavko
Assistant Secretary

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